Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika – Corporate Communications - +31 6 201 528 63 – Veldhoven, the Netherlands

Ryan Young – Corporate Communications - +1 480 205 8659 – Chandler, AZ, USA

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML recently discovered IT systems security incident

No evidence that anything of value has been compromised

VELDHOVEN, Netherlands, 1 March 2015 - ASML Holding N.V. (ASML) recently discovered unauthorized access to a limited portion of its IT systems. ASML took immediate steps to contain the breach and is conducting an ongoing investigation. The time between the break-in and the discovery by ASML IT staff was short. At this time it appears that only a limited amount of data has been accessed. ASML has not found any evidence that valuable files, either from ASML or our customers and suppliers, have been compromised. We cannot be certain about the identity of the hackers.

ASML, like any other leading organization, is subject to cybersecurity attacks. We take knowledge protection very seriously and constantly work to improve our defenses against hacking attempts and our detection capabilities.

We will not provide further information about this event unless there is a significant development.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This document contains statements relating to unauthorized access to ASML’s IT platform and ASML’s investigation relating to that breach, including statements with respect to the results of that investigation and ASML’s information protection efforts. Forward-looking statements do not guarantee future performance and involve risks and uncertainties, including risks of future cybersecurity attacks and other risks described in our annual report on Form 20-F filed with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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